

Mail Stop 3720

January 03, 2008

Via U.S. Mail and Fax (1-760-929-5280)
Kendra Berger
Chief Financial Officer
NTN Buzztime, Inc.
5966 La Place Court
Carlsbad, California, 92008

> **Re:** **NTN Buzztime, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
>
> **Forms 10-Q for Fiscal Quarter Ended September 30, 2007**
> **File No. 001-11460**

Dear Ms. Berger:

We have reviewed your supplemental response letter dated December 3, 2007 as well as your filing and have the following comments. As noted in our comment letter dated November 9, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended December 31, 2006

Consolidated Statements of Cash Flow, page F-8

1. We note your response to prior comment 1 and your statement that the net change in loans represents the net funds provided to our subsidiaries for operational and financing activities. Please note that inter-company funding should be consolidated and not shown separately in your financial statements. If these funds were used or received by your discontinued operations to third-parties, then please confirm that in your response and future filings.

2.   In addition, in accordance with CPCAF Alert 90 and 98, since you discovered this issue after you filed your fiscal year ended December 31, 2006 financial statements you should treat this modification as a correction of an error and as such, you should amend your financial statements in your Form 10-K and subsequent Forms 10-Q. Please revise or advise.

Note 1 – Organization and Summary of Significant Accounting Policies Critical Accounting Policies and Estimates, page F-11

3.   We note your response to our prior comment 2. Based on your response, it appears that you recognize installation and commission costs over 3 years. Please note that the incremental direct costs incurred related to the acquisition or origination of a customer contract that may or may not generate deferred revenue, unless specifically provided for in the authoritative literature, may be either expensed as incurred or accounted for in accordance with paragraph 4 of Technical Bulletin 90-1 or paragraph 5 of Statement 91. Accordingly, if the installation and commission costs can be recovered over the initial contract term for each specific customer (i.e. a specific contractual arrangement exists, the contractual arrangement is legally enforceable, management intends to enforce the contractual arrangement and probable and objectively supportable net margins exist during the initial term of the contractual arrangement to support the recoverability of the deferred costs), you should recognize such costs over the initial period of the contract.

Please confirm to us that the installation costs, the annual depreciation expense related to the installed equipment and any other costs to provide services for that initial contract period can be recovered over the initial contract term. If so, you should revise to limit the amortization period to the initial contract term for each specific customer, which appears to be 1 year for your contracts. You should expense any excess installation costs (the portion that cannot be recovered over the initial contract term) immediately. If you are unable to recover the installation costs, you should revise to expense such costs immediately. Please revise.

We note your statement that if a customer terminates its contract during the initial contract term, the related customer installation costs should be written off.

Goodwill and Other Intangible Assets, page F-17

4.   We note your response to prior comment 5. It is unclear to us how you determined the fair value of the Software Solutions business to be $7.1 million in August 2006 and only 2 months later determined the fair value to be only $200,000. Tell us in detail how you determined fair value for both August and November 2006 including the method and assumptions used. Explain in detail the reasons for the significant differences.

Form 10-Q for the Fiscal Quarters Ended September 30, 2007

(2) Cash and Cash Equivalents, page 8

5.   Tell us in greater detail why you believe your $4,500,000 in a Canadian Variable Rate Guaranteed Investment Contract with an original one year maturity should be in cash and cash equivalent. Refer to your basis in accounting literature.

(10) Accumulated Other Comprehensive Income (Loss), page 13

6.   We note that during the third quarter of 2007 you recorded the cumulative effect of a foreign currency translation error in the amount $614,000. Tell us how the error arose. Provide us with your journal entries that illustrate how you recorded the adjustment. Also, provide us with your SAB 99 and SAB 108 analysis for determining that the error was not material.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director